Filed pursuant to Rule 433

Registration No. 333-212284-01

October 4, 2016

PRICING TERM SHEET

2.850% Notes due 2026

Issuer:	ERP Operating Limited Partnership

Security:	2.850% Notes due 2026

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services A- by Fitch Ratings Services

Principal Amount Offered:	$500,000,000

Trade Date:	October 4, 2016

Settlement Date:	October 12, 2016 (T+5)

Maturity Date:	November 1, 2026

Coupon:	2.850%

Interest Payment Dates:	Payable semiannually on May 1 and November 1, commencing May 1, 2017

Price to Public:	99.341%

Benchmark Treasury:	1.500% due August 15, 2026

Benchmark Treasury Yield:	98-13 // 1.676%

Spread to Benchmark Treasury:	+125 bps

Re-Offer Yield:	2.926%

Make-Whole Call:	Treasury rate plus 20 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after August 1, 2026, the redemption price will not include the Make-Whole Amount.

Net Proceeds:	$493,455,000

Day Count Convention:	30 / 360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884ABF9 / US26884ABF93

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC UBS Securities LLC

Senior Co-Managers:	PNC Capital Markets LLC Regions Securities LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BBVA Securities Inc. Fifth Third Securities, Inc. SMBC Nikko Securities America, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at 1-888-603-5847 or barclaysprospectus@broadridge.com; or by calling Deutsche Bank Securities Inc. at 1-800-503-4611; or by contacting RBC Capital Markets, LLC at 200 Vesey Street, 8th Floor, New York, NY 10281, toll-free number: (866) 375-6829; or by calling UBS Securities LLC at 1-888-827-7275.